Computation of Ratios of Earnings to Fixed Charges

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007	FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2007
Earnings from continuing operations	$ 34,198	$ 65,146	$ 77,498
Income taxes	10,871	20,517	27,289
Earnings from continuing operations before income taxes	$ 45,069	$ 85,663	$ 104,787
Fixed charges:			
Interest, long-term debt	$ 8,051	$ 24,583	$ 32,699
Interest, other (including interest on short-term debt)	3,259	9,758	12,634
Amortization of debt expense, premium, net	347	1,044	1,380
Portion of rentals representative of an interest factor	138	421	565
Total fixed charges	$ 11,795	$ 35,806	$ 47,278
Earnings from continuing operations before income taxes	$ 45,069	$ 85,663	$ 104,787
Plus: total fixed charges from above	11,795	35,806	47,278
Earnings from continuing operations before income taxes and fixed charges	$ 56,864	$ 121,469	$ 152,065
Ratio of earnings to fixed charges	4.82 x	3.39 x	3.22 x